Exhibit 4.7

RELEASE OF SUBSIDIARY GUARANTORS

This Release of Subsidiary Guarantors is made and entered into by U.S. Bank National Association, as Trustee (the “Trustee”), as of the date set forth below.

1. Recitals. Ryman Hospitality Properties, Inc. (successor to Gaylord Entertainment Company) (the “Company”) has heretofore issued its 3.75% Convertible Senior Notes due 2014 in the original aggregate principal amount of $360,000,000 (the “Notes”) pursuant to that certain Indenture, dated as of September 29, 2009 (the “Indenture”), among the Company, certain subsidiaries of the Company, including those Subsidiary Guarantors listed on Schedule A, attached hereto (the “Released Subsidiary Guarantors”). Capitalized terms used herein and not otherwise defined will have the meanings ascribed thereto in the Indenture.

2. Release of Released Subsidiary Guarantors. The Trustee acknowledges that all of the conditions in the Indenture to the release of the Released Subsidiary Guarantors from their obligations under the Note Guarantees have been satisfied and, therefore, the Trustee hereby fully releases each of the Released Subsidiary Guarantors from all of its obligations under the Note Guarantee.

IN WITNESS WHEREOF, the Trustee has executed this Release of Guarantor as of this 17th day of January, 2013.

U.S. BANK NATIONAL ASSOCIATION, as Trustee

By:	/s/ Raymond S. Haverstock
Name:	Raymond S. Haverstock
Title:	Vice President

SCHEDULE A

RELEASED SUBSIDIARY GUARANTORS

OLH Holdings, LLC

OLH, GP

RHP Destin Resorts, LLC (formerly known as Gaylord Destin Resorts, LLC)

RHP Creative Group, Inc. (formerly known as Gaylord Creative Group, Inc.)

CCK Holdings, LLC

Wildhorse Saloon Entertainment Ventures, LLC

Country Music Television International, Inc.

Grand Ole Opry, LLC

Grand Ole Opry Tours, Inc.

Opryland Attractions, LLC

RHP Investments, Inc. (formerly known as Gaylord Investments, Inc.)

Opryland Productions, Inc.

Opryland Theatricals, Inc.

GPSI, Inc. (formerly known as Gaylord Program Services, Inc.)